CGB Green Liberty Notes, LLC

Financial Statements

For the Years Ended June 30, 2026 and 2025

CGB Green Liberty Notes, LLC

Financial Statements
For the Years Ended June 30, 2026 and 2025

Table of Contents

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Independent Auditors' Report

Member
CGB Green Liberty Notes, LLC

Opinion

We have audited the accompanying financial statements of CGB Green Liberty Notes, LLC (the "Company"), which comprise the balance sheets as of June 30, 2026 and 2025 and the related statements of operations, member's equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

PKF O'Connor Davies, LLP

Wethersfield, Connecticut
September 2, 2026

CGB Green Liberty Notes, LLC

Balance Sheets
June 30, 2026 and 2025

	2026	2025
Assets		
Current assets:		
Cash and cash equivalents	$ 1,389,487	$ 2,418,624
Accounts receivable	106,871	264,807
Promissory notes receivable (net)	1,862,477	1,730,214
Total current assets	3,358,835	4,413,645
Noncurrent assets:		
Promissory notes receivable (net)	4,768,878	3,332,978
Total assets	$ 8,127,713	$ 7,746,623
Liabilities and Equity		
Current liabilities:		
Accounts payable	$ -	$ 550
Notes payable	1,200,000	1,050,000
Accrued interest payable	20,317	21,465
Total current liabilities	1,220,317	1,072,015
Noncurrent liabilities:		
Sponsor note payable	6,262,678	6,262,678
Total liabilities	7,482,995	7,334,693
Member's equity	644,718	411,930
Total liabilities and member's equity	$ 8,127,713	$ 7,746,623

The notes to financial statements are an integral part of these financial statements.

CGB Green Liberty Notes, LLC

Statements of Operations
For the Years Ended June 30, 2026 and 2025

	2026	2025
Operating revenues:		
Loan interest including amortization of discount	$ 287,276	$ 237,030
Operating expenses:		
Accounting and auditing	13,650	12,900
Consulting fees	49,500	33,500
Debt issuance costs	7,875	2,824
Total operating expenses	71,025	49,224
Operating income	216,251	187,806
Nonoperating revenues (expenses):		
Interest income	67,035	115,463
Interest expense	(50,498)	(58,695)
Total nonoperating revenues (expenses)	16,537	56,768
Net income	$ 232,788	$ 244,574

The notes to financial statements are an integral part of these financial statements.

CGB Green Liberty Notes, LLC

Statement of Member's Equity
For the Years Ended June 30, 2026 and 2025

Member's equity - July 1, 2024	$ 167,356
Net income	244,574
Member's equity - June 30, 2025	411,930
Net income	232,788
Member's equity - June 30, 2026	$ 644,718

The notes to financial statements are an integral part of these financial statements.

CGB Green Liberty Notes, LLC

Statements of Cash Flows
For the Years Ended June 30, 2026 and 2025

	2026	2025
Cash flows from (used in) operating activities:		
Payments for accounting and auditing	$ (14,200)	$ (12,350)
Payments for consulting fees	(49,500)	(33,500)
Payments for debt issuance costs	(7,875)	(2,824)
Net cash from (used in) operating activities	(71,575)	(48,674)
Cash flows from (used in) investing activities:		
Purchases of loan receivable	(3,322,930)	(2,417,166)
Proceeds for loan repayments	2,199,979	2,115,811
Interest income	67,035	115,463
Net cash flows from (used in) investing activities	(1,055,916)	(185,892)
Cash flows from (used in) financing activities:		
Proceeds for notes issued	1,200,000	1,050,000
Notes principal payments	(1,050,000)	(1,400,000)
Interest payments	(51,646)	(74,267)
Net cash from (used in) financing activities	98,354	(424,267)
Net change in cash and cash equivalents	(1,029,137)	(658,833)
Cash and cash equivalents - July 1, 2025	2,418,624	3,077,457
Cash and cash equivalents - June 30, 2026	$ 1,389,487	$ 2,418,624
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:		
Net income	$ 232,788	$ 244,574
Adjustments to reconcile net income (loss) to net cash from (used in) operating activities:		
Amortization of discount	(287,276)	(237,030)
Interest income	(67,035)	(115,463)
Interest expense	50,498	58,695
Increase (decrease) in:		
Accounts payable	(550)	550
Net cash from (used in) operating activities	$ (71,575)	$ (48,674)
Supplemental disclosure of cash flow information:		
Loan interest from amortization of discount	$ 287,276	$ 237,030

The notes to financial statements are an integral part of these financial statements.

1. Nature of operations and significant accounting policies

Organization

CGB Green Liberty Notes, LLC was formed on October 15, 2021 (“Inception”) in the State of Connecticut. The financial statements of CGB Green Liberty Notes, LLC (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Hartford, CT.

The Company is a special purpose, Connecticut, domestic limited liability company that is a direct wholly owned subsidiary of CEFIA Holdings, LLC (CEFIA Holdings). CEFIA Holdings is wholly owned by the Connecticut Green Bank (the “Green Bank” or the “Parent”).

Nature of operations

CGB Green Liberty Notes, LLC was formed to offer low and moderate income investors greater access to green investment by issuing “Green Liberty Notes”, and to support the repayment of those notes with revenues from small business, municipal, and state energy efficiency loans in Connecticut through one of the Green Bank’s partner programs. The notes are issued to eligible investors in reliance of the exemption under Section 4(a)(6) of the Securities Act of 1933. The exemption limits the amount of securities issued during the 12-month period preceding the date of such offer or sale, including the securities offered in such transaction, to $5,000,000.

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis, revenue is recognized when earned and expenses are recorded when the related liability for goods and services is incurred, regardless of the timing of cash flows.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Cash and cash equivalents

Cash equivalents consist of cash and highly liquid short-term investments with an original term of 90 days when purchased and are recorded at cost, which approximates fair value.

1. Nature of operations and significant accounting policies (continued)

Promissory notes receivable

Promissory notes receivable are shown net of discounts. Loan interest is recognized as the discount is amortized using the effective interest method.

Revenue recognition

CGB Green Liberty Notes, LLC derives revenue from loan interest derived from recognition of the discount on the small business, municipal, and state energy efficiency loan portfolio of loans. Loan interest is recognized on an accrual basis.

Concentration of credit risk

The Company will maintain its cash with various financial institutions. At times, these balances may exceed insurance limits up to $250,000 provided by the Federal Deposit Insurance Corporation (FDIC).

The promissory notes receivable consists of a participation interest in a portfolio of energy efficient loans for projects located in Connecticut.

Income taxes

The Company has elected to be treated as a pass-through entity for federal and state income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to its member which is a governmental entity. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. Accordingly, these financial statements do not reflect a provision for income taxes, and the Company has no other tax positions which must be considered for disclosure. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities.

The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitation on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitation.

Subsequent events evaluation by management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is September 2, 2026.

2. Promissory notes receivable

The Company entered into participation agreements with CEFIA Holdings to purchase a participation interest in CEFIA Holdings' ownership stake of a portfolio of outstanding energy efficiency loans (the SBEA Agreement). This participation interest will provide the Company with revenues on a monthly basis corresponding to repayments received on CEFIA Holdings' interest of the outstanding principal balance of each loan purchased, or to be purchased, in the SBEA Agreement. The participation by the Company is without recourse to CEFIA Holdings.

2. Promissory notes receivable (continued)

The loans are purchased at a discount rate that is established in the purchase agreement. During the year the Company purchased additional loans under 4 purchase agreements with discount rates ranging from 5.59% to 6.27%.

Loan interest is accrued based upon the amortization of the discount as the loans are repaid.

In the event of a loan default, the loans are 100% backed by the Connecticut Energy Efficiency Fund (CEEF). As such the company has no impaired loans and has not made any provision for loan loss.

The promissory notes receivable is reported net of the discount balance of $1,139,072 and $832,071 as of June 30, 2026 and 2025, respectively.

Future principal repayments are as follows:

Year Ended June 30	Loan Portfolio	Discount	Balance
2027	$2,171,655	$ (309,178)	$ 1,862,477
2028	1,885,468	(274,776)	1,610,692
2029	1,523,921	(224,441)	1,299,480
2030	1,071,467	(158,681)	912,786
2031	642,897	(96,967)	545,930
Thereafter	475,019	(75,029)	399,990
Totals	$7,770,427	$(1,139,072)	6,631,355
Current portion			(1,862,477)
Long-term portion			$ 4,768,878

3. Notes payable

The Company completed crowdfunding raises under Regulation Crowdfunding (REG-CF) for subscriptions to purchase Green Liberty Notes as follows:

Type of Obligation	Issue Date	Maturity Date	Interest Rates*	Balance June 30, 2026	Balance June 30, 2025
Crowdfunding 11	8/8/24	8/8/25	5.25/5.50%	$ -	$ 350,000
Crowdfunding 12	3/25/25	3/25/26	4.50/4.75%	-	350,000
Crowdfunding 13	6/25/25	6/25/26	4.50/4.75%	-	350,000
Crowdfunding 14	10/16/25	10/16/26	4.50/4.75%	350,000	-
Crowdfunding 15	2/12/26	2/12/27	4.25/4.50%	350,000	-
Crowdfunding 16	5/15/26	5/15/27	4.50/4.75%	500,000	-
Total				$1,200,000	$1,050,000

* Higher interest rate is a premium rate for bondholders who have invested in previous offerings.

4. Related party transactions

Sponsor note payable

In accordance with provisions of the loan agreement, the Company entered into a no-recourse loan with the Green Bank, the sponsor, to fund the purchase of the participation interest. The agreement provides for the Company to borrow, in the aggregate, a principal amount not to exceed $10 million. The note will bear interest at 0.00% and will mature and be repaid in full, together with any other amounts due, on June 30, 2032. The Company is not obligated to make any installment payments on the note, and there are no penalties or premiums for prepayments. The loans are subject to certain non-financial covenants specified in the agreement.

The Company has borrowed $6,262,678 of the line which is the balance outstanding at year end June 30, 2026 and 2025.

Promissory notes receivable

The Company is a direct wholly owned subsidiary of CEFIA Holdings, LLC (CEFIA Holdings). CEFIA Holdings is wholly owned by the Connecticut Green Bank (the "Green Bank", the "Sponsor").

The Company purchased $3,322,930 and $2,417,166 of loans receivable net of discount of $594,276 and $415,364 from CEFIA Holdings during the years ended June 30, 2026 and 2025, respectively.

5. Subsequent events

The Company completed a crowdfunding raise under Regulation Crowdfunding (REG-CF) for subscriptions to purchase Green Liberty Notes as follows:

Type of Obligation	Issue Date	Maturity Date	Interest Rate	Net Proceeds	Balance
Crowdfunding 17	7/2/26	7/2/27	4.50%-4.75%	$ 335,125	$ 350,000

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